Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

April 16, 2018	NR18-07

Alianza Purchases Additional Claims at Haldane Silver Project, Keno District, Yukon

Vancouver B.C. – April 16, 2018 - Alianza Minerals Ltd. (TSXV:ANZ) (“Alianza” or the “Company”) is pleased to report that it has acquired additional claims contiguous to  the Haldane Property in the historic Keno Hill Silver District, YT. Forty-four claims were purchased from the estate of Yukon prospector John Peter Ross, bringing the total area of the Company’s property position to 8,579 hectares.

“We are pleased to acquire these claims as they are important geologically and for access to the property,” stated Jason Weber, P.Geo., President and CEO of Alianza. “With this agreement we are now satisfied with the property position we hold at Haldane, in the historic Keno Hill Silver District.”

Haldane Silver Property

The 8,579 hectare Haldane Property is located 25 km west of Keno City, YT in the western portion of the Keno Hill Silver District. Mineralization in the district consists of structurally-controlled, silver-bearing veins. Silver production began in the Keno district in 1913, with over 200 million ounces of silver produced through 1989. Production statistics from the Yukon government Minfile (2003) state that 4.87 million tonnes were mined at an average grade of 1,389 g/t silver, 5.62% lead and 3.14% zinc in that time.

Mineralization at Haldane consists of galena, sphalerite, tetrahedrite and pyrargyrite, with gangue of manganiferous siderite and quartz in veins, hosted within Keno Hill quartzite in proximity to the Robert Service Thrust. This mineralization and setting bears a strong resemblance to the main Keno Hill deposits.

The north-trending Mt. Haldane Vein System (MHVS) is the main target area on the property, where initial exploration dates back to 1918. Early workers hand sorted ore from underground workings at the Middlecoff Zone in 1918-19, recovering a reported 24.7 tonnes of ore averaging 3,102 g/t silver and 59% lead. Later work at the Johnson Zone recovered 2.1 tonnes of ore averaging 4,602 g/t silver and 57.9% lead in 1927. Little work was done on the property until the 1960s when trenching and further underground development and drilling was conducted. Recent work, including prospecting, mapping, soil geochemistry and limited diamond drilling, has shown that the MHVS veins show excellent potential for strike extension. Additional showings up to three kilometres east of the MHVS shows the potential for other mineralized structures on the property. Maps and figures for the Haldane property can be found on the Company’s website www.alianzaminerals.com under the Properties section.

2018 Exploration Plan

Alianza’s preliminary plans for the 2018 field season at Haldane include additional prospecting and soil sampling to identify new vein structures and strike extension of known structures. This may be augmented by magnetic and Very Low Frequency (VLF) electromagnetic geophysical surveys, soil geochemical surveys and trenching. Equity Exploration Consultants Ltd. will undertake the 2018 program on Alianza’s behalf.

Purchase Terms

Alianza purchased the Nur, Clarkston and Fara claims from the estate of noted Yukon prospector John Peter Ross (the “Estate”) for the following consideration:

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100,000 shares of Alianza to be issued upon receipt of TSX-V approval, and a further 400,000 shares in staged payments over three years;

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staged cash payments totalling $75,000 over three years;

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bonus share payments to the Estate as follows:

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250,000 shares to be issued upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500 g/t silver-equivalent;

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500,000 shares to be issued upon the decision to commence construction of a mine or processing plant.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the Prospect Generator business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 37.4 million shares issued and outstanding and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Murray Jones, MSc, P.Geo., of Equity Exploration Consultants Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Jones supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.